“Genetic Technologies for Targeted Therapeutics”

CEO’s Presentation

Dr Greg Collier

November 29 2006

CXSP

NASDAQ

LISTED

CXS

ASX

LISTED

>

Report Card for 2006

Dr Ian Nisbet appointed as Vice President of Oncology

November, 2006

Fast Track status granted by FDA  for Ceflatonin® in CML
patients with the T315I mutation

November, 2006

Progressed diabetes discovery program to compound
screening

June, 2006

Launched Phase 2/3 study of Ceflatonin® in CML patients
with T315I mutation

June, 2006

Completed A$15M financing

May, 2006

Ceflatonin® granted USA Orphan Drug status for treatment
of CML

March, 2006

Expanded phase 2 study of Quinamed® to Prostate, Breast
and Ovarian Cancers

September, 2005

>

Strong Leadership Team

Ken Walder PhD,
Shawnya Michaels BS,
Jeremy Jowett DPhil,
John Blangero, PhD

Senior Directors of Research

Regulatory Affairs Consultant

Luana Staiger, BS

European Medical Director

Annie-Claude Benichou, MD

Consultant Medical Director

Richard S. Schwartz, MD

Senior Director of Finance

Tina Herbert, MBA

Vice President of Oncology

Ian Nisbet, PhD

Chief Financial Officer and Company Secretary

Rick Merrigan, MBA

Vice President of Operations

James Campbell, PhD, MBA

President and Executive Director

Dennis Brown, PhD

CEO and Managing Director

Greg Collier PhD

>

World Opinion Leaders Directing Clinical Development

Versailles University Hospital

Professor of Hematology

Philippe Rousselot, MD

Lille University Hospital

Professor of Hematology

Thierry Facon, MD

Our Lady of Mercy, the Bronx

Director, Cancer Center

Peter Wiernik, MD

Imperial College London

Professor of Hematology

David Marin, MD

Hospital Edouard Herriot, Lyon

Professor of Hematology

Mauricette Michallet, MD

University of Poitiers

Professor of Hematology

François Guilhot, MD

M.D. Anderson/Houston

Chief, Chronic Leukemia Dept

Jorge Cortes, MD

Heidelberg University

Professor of Internal Medicine

Prof. Andreas Hochhaus, MD

M.D. Anderson/Houston

Chairman, Leukemia Dept

Hagop Kantarjian, MD

>

Tyrosine Kinase Inhibitors Have Revolutionized CML Treatment
But Resistance is Increasing

Gleevec approved in 2001

US$2.2 billion in 2005

50-90% of patients still Ph+ while on Gleevec

Abl-kinase point mutations associated with
Gleevec resistance arise in patients over time

Lead to 70-80%  of treatment failures

Sprycel approved in 2006 for Gleevec-
resistant patients

Neither Gleevec or Sprycel are effective in
CML patients with the T315I mutation

T315I mutation is a growing and unmet clinical problem

Known TKIs create selective pressure for mutation

2003

2005

2007

20

30

60

Baseline

TKI effect

Approximately 4,600 new
cases per year in the US

40

50

>

Ceflatonin Induces Apoptosis in Myeloid Cells

Homoharringtonine (HHT)

Small molecule from NCI

Cephalotaxine analog

Mechanism

Caspase-3 activation

Bax protein up-regulation

Induces apoptosis, independent of
p53 status

Synergistic with tyrosine kinase
inhibitors (TKI’s)

HHT

HHT

Apoptosis

Proteosome

Caspase 3

Caspase 9

Cytochrome C

Mitochondria

Mcl-1

Apaf 1

>

Ceflatonin Has Demonstrated Clinical Efficacy

Active as a single-agent in CML

88% response rate - late chronic phase

98% response rate - early chronic phase

Active as a single-agent in both chronic and accelerated-phase CML resistant to Gleevec®

80% return to chronic from accel. Phase

67-100% complete hematologic response rates

40% complete cytogenetic response rate

Eliminated p-loop mutations in two patients

88% survival at 12 months

Active in-combination with Gleevec® to increase cytogenetic response

70% decline in BCR-ABL transcripts

50% at least a 1 log decrease in BCR-ABL transcripts

Two patients with partial response, achieved a complete cytogenetic response

Patients with p-loop mutations responded

Manageable safety and toxicology profile (>450 patients)

>

Clinical Trial Protocol for CML Patients with the T315I
Mutation - Chronic, Accelerated and Blast Phases

Patients confirmed as being T315I positive

Initiation phase

Patients receive 2.5mg/m2 administered daily by subcutaneous injection for 14 d, every 28 d

Up to 6 cycles of induction therapy

Clinical end-points

Complete hematologic response (3 months for Chronic and
Accelerated phase patients, 2 months for Blast phase patients)

Complete cytogenetic response

Ongoing molecular mutation testing

Maintenance phase

2.5 mg/m2 administered daily by subcutaneous injection for 7 days every 28 days

>

Ceflatonin Clinical Trial Progress

Predicted completion of enrolment

H2, 2007

Several additional sites proposed

H1, 2007

5 additional centres; Boston, Buffalo,
Heidelberg, Hamburg, London

December, 2006

7 active centres; Houston, Bronx, Los
Angeles, Poiters, Lyon, Lille, Versailles

November, 2006

First patient enrolled

September, 2006

Study initiated

June, 2006

>

Ceflatonin Leads the Competition in T315I+ CML

                                      Discovery                        Preclinical                    Phase 1                          Phase 2    Registration
                                          Directed

ChemGenex – Ceflatonin

Merck/Vertex – VX-680

Astex Therapeutics – AT9283

Exelixis – XL228

Novartis/SGX

>

Ceflatonin Has Potential Applications Beyond T315I+ CML

                                      Discovery                        Preclinical                    Phase 1                          Phase 2    Registration
                                          Directed

Chronic Myeloid Leukemia

T315I mutation

Chronic Myeloid Leukemia

TKI resistant

Chronic Myeloid Leukemia

HHT + TKI for minimal residual
disease

Myelodysplastic Syndrome

Acute Myeloid Leukemia

>

Quinamed is Company’s Second Clinical Stage Program

Amonafide dihydrochloride

Small molecule

Substituted isoquinoline

Mechanism of Action

Topoisomerase II inhibitor

Affects ADP-ribosylation and EGFR pathway

Established anti-tumor activity

Robust phase II data shows efficacy in major markets, Prostate,
Breast& Ovarian Cancer

Single agent or combination therapy

>

Development Strategy to Bring Quinamed to Market

Development of amonafide salts

Improved infusion regimes (weekly versus daily)

Dosage determined by patient’s NAT2 genotype

Genotype

Amonafide
concentration in blood

Dose

Slow

Low

High

Fast

High

Low

Amonafide

N-acetyltransferase-2

(NAT2)

N-acetyl amonafide

>

Quinamed Clinical Trial Progress

Phase 1 trial completed in 2004

MTD determined

Manageable side effects

Efficacy in prostate, ovarian and breast cancer

Phase 2a trial to be completed in 2006

50 patients treated

Results expected in Q1 2007

>

A Robust Pipeline Spanning Significant Chronic Diseases

                                      Discovery                        Preclinical                    Phase 1                          Phase 2      Phase 3

Ceflatonin®

      Chronic Myeloid Leukemia

      Myelodysplastic Syndrome

      Acute Myeloid Leukemia

Quinamed®

      Prostate Cancer

      Breast Cancer

      Ovarian Cancer

CXS299

      Solid Tumors

CXS1192

CXS1821

CXS1662

CXS1473

CANCER

METABOLIC

>

Report Card for 2006

Dr Ian Nisbet appointed as Vice President of Oncology

November, 2006

Fast Track status granted by FDA  for Ceflatonin® in CML
patients with the T315I mutation

November, 2006

Progressed diabetes discovery program to compound
screening

June, 2006

Launched Phase 2/3 study of Ceflatonin® in CML patients
with T315I mutation

June, 2006

Completed A$15M financing

May, 2006

Ceflatonin® granted USA Orphan Drug status for treatment
of CML

March, 2006

Expanded phase 2 study of Quinamed® to Prostate, Breast
and Ovarian Cancers

September, 2005

>

Upcoming Milestones and Investment Highlights

Scheduled completion of enrollment for
Ceflatonin T315I+ study

H2, 2007

Initiation of phase 2b trial for Quinamed

H2, 2007

Preliminary data from Ceflatonin T315I+ study

H1, 2007

Pre-clinical opportunities for partnering in
diabetes and metabolic diseases

H1, 2007

Phase 2a data for Quinamed expected

Q1, 2007

Preliminary data from ongoing studies at ASH

December, 2006

>

Safe Harbor Statement

       Certain statements made herein that use the words “estimate,” ‘project,” “intend,” “expect,” “believe,” and similar expressions are intended to identify forward-looking statements within the meaning of the US Private Securities
Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability to successfully market products in the clinical pipeline, the ability to advance promising therapeutics through clinical trials, the ability to establish our fully integrated technologies, the ability to enter into additional collaborations and strategic alliances and expand current collaborations and obtain milestone payments, the suitability of internally discovered genes for drug development , the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the United States, changes in tax and other laws, changes in competition and the loss of key personnel. These statements are based on our management’s current expectations and are subject to a number of uncertainties that could change the results described in the forward looking statements.  Investors should be aware that there are no assurances that results will not differ from th ose projected.